Via Facsimile and U.S. Mail
Mail Stop 4720

May 21, 2009

Mr. Thomas R. Watjen
President and Chief Executive Officer
Unum Provident Corporation
1 Fountain Square
Chattanooga, TN 37402

Re: Unum Provident Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
File No. 001-11294

Dear Mr. Watjen:

We have reviewed your April 15, 2009 response to our April 2, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…
Gross Unrealized Losses, page 90

1. Please provide us disclosure which explains how fair value and interest and principal payments are determined for equity linked trust certificates.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 4 - Investments
Fixed Maturity Securities, page 127

2. Refer to your response to comment four. While you discuss a reason that generally results in an unrealized loss on below-investment-grade fixed maturity securities, it is unclear whether you believe that the $668 million unrealized loss

as of December 31, 2008 was caused by credit concerns. Please revise your discussion to specifically address the December 31, 2008 loss position. In addition, revise your discussion to identify the factors you relied on in determining that the gross unrealized losses are temporary, rather than providing a list of items that you generally consider.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant